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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM 11-K


     (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For fiscal year ended December 30, 1999 and for the Period
                          December 30, 1999 to December 31, 1999

                               OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from            to

Commission file number 1-6262

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              BP AMERICA CAPITAL ACCUMULATION PLAN

                     200 East Randolph Drive
                     Chicago, Illinois 60601

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         BP Amoco p.l.c.
                         Britannic House
                        1 Finsbury Circus
                     London EC2M 7BA England


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                            SIGNATURE



The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.








                              BP America Capital Accumulation Plan

                              By Plan Administrator



Date   June 26, 2000          /s/  John F. Campbell
                              John F. Campbell
                              Senior Vice President of Human Resources
                              BP Amoco Corporation




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                 Report of Independent Auditors



To the Investment Committee of BP Amoco Corporation
Chicago, Illinois


We have audited the accompanying statements of assets available for benefits of the BP America Capital Accumulation Plan as of December 31 and 30, 1999 and December 30, 1998, and the related statements of changes in assets available for benefits for the period from December 30, 1999 to December 31, 1999 and for the year ended December 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31 and 30, 1999 and December 30, 1998, and the changes in its assets available for benefits for the period from December 30, 1999 to December 31, 1999 and for the year ended December 30, 1999, in conformity with accounting principles generally accepted in the United States.


                                   ERNST & YOUNG LLP

Chicago, Illinois
June 22, 2000

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                 BP AMERICA CAPITAL ACCUMULATION PLAN


             STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                       (thousands of dollars)


                                  December 31,   December 30,   December 30,
                                      1999           1999          1998

Investment in BP America
  Master Trust                    $2,168,635     $2,164,436     $1,948,083

Assets available for benefits     $2,168,635     $2,164,436     $1,948,083











  The accompanying notes are an integral part of these statements.

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               BP AMERICA CAPITAL ACCUMULATION PLAN


     STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                     (thousands of dollars)



                                         Period from
                                      December 30, 1999
                                             to             Year Ended
                                      December 31, 1999 December 30, 1999

Additions of assets attributed to:
  Net investment income in
    BP America Master Trust          $      4,219        $    309,040
  Company contributions                         -              16,517
  Participant contributions                     -              33,528
  Rollover contributions                        -              37,512

    Total additions                         4,219             396,597

Deductions of assets attributed to:

  Administrative expenses                       -                (102)
  Distributions to participants               (20)           (180,142)

    Total deductions                          (20)           (180,244)

Net increase in assets during period        4,199             216,353

Assets available for benefits:

  Beginning of period                   2,164,436           1,948,083

  End of period                      $  2,168,635        $  2,164,436




The accompanying notes are an integral part of these statements.

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               BP AMERICA CAPITAL ACCUMULATION PLAN


                  Notes to Financial Statements


1. DESCRIPTION OF THE PLAN

     BP  America Inc. (the "Company") established the BP America
Capital  Accumulation  Plan (the "Plan")  effective  January  1,
1992,  as  a spin-off from the BP America Savings and Investment
Plan.

     The following brief description of the Plan, as it existed in 1999, is provided for general information only. Unless otherwise indicated, all descriptions in these notes relate to the Plan as it existed in 1999. Participants should refer to the Plan document for more complete information.

The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company reserves the right to amend or terminate the Plan at any time.

     The Plan provides that both participant contributions and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees. Plan assets are held in the BP America Master Trust ("Master Trust"). The trustee for the Master Trust is Fidelity Management Trust Company (the "Trustee"). Prior to February 1, 1999, Bankers Trust Company served as the trustee. The Company is the Plan sponsor and an officer of the Company serves as Plan Administrator. Effective January 31, 2000, BP Amoco Corporation became the Plan sponsor and the Senior Vice President of Human Resources became the Plan Administrator. Fidelity Investments Institutional Services Company, Inc. is the Plan's recordkeeper. Prior to February 1, 1999, Metropolitan Life Insurance Company was the Plan's recordkeeper.

     Generally, an employee of any participating affiliated company who is not eligible to participate in a separate defined contribution Company-sponsored plan, or who is represented by a labor organization that has bargained for and agreed to the provisions of the Plan, is eligible to participate in the Plan.

     Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay on a pre-tax and/or after-tax basis. Participants may elect to invest in numerous investment fund options as provided by the Plan. Participant contributions are remitted semi-monthly to the Trustee and are credited to the participant's account. Participants may change the percentage they contribute and the investment direction of their contributions at any time throughout the year.

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               BP AMERICA CAPITAL ACCUMULATION PLAN


            Notes to Financial Statements (continued)


     The Company contributed quarterly to the Plan an amount equal to each participant's contribution up to 6% of base pay. Company contributions are initially invested in the BP Amoco Stock Fund. Participants may elect to sell any portion of their investment in the BP Amoco Stock Fund and reinvest the proceeds in one or more of the other available investment alternatives. There are no restrictions on the number of transactions a participant may authorize during the year.

     The benefit to which a participant is entitled is the benefit which can be provided by the participant's vested account balance. Participants are fully vested in their participant contribution accounts. Vesting in Company matching contributions is dependent upon specific criteria as described in the Plan document. Forfeitures of Company contributions by participants who withdrew from the Plan before vesting amounted to (in thousands of dollars) $311 and $49 for the years ended December 30, 1999 and 1998, respectively. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

     Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested balance or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate in effect on the 15th of the month immediately preceding the quarter in which the loan was approved, plus 1%. A processing fee of $50 is charged for each new loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

2.  PLAN AMENDMENTS

     In 1999, the Plan was amended to change the plan year end from December 30 to December 31 and to add additional mutual fund
(Registered Investment Companies) investment options.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and

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               BP AMERICA CAPITAL ACCUMULATION PLAN


            Notes to Financial Statements (continued)


assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation. All investments of the Master Trust, except as noted below, are stated at fair value generally as determined by quoted market prices, if available. In 1998, certain investments in guaranteed investment contracts and synthetic guaranteed investment contracts were valued at contract value; other investments in guaranteed investment contracts were valued at fair value because the contracts were not fully benefit responsive as there was a severe penalty for early withdrawal. In 1999, investments in guaranteed investment contracts and synthetic guaranteed investment contracts are valued at contract value because they are fully benefit responsive. The Master Trust's interest in the guaranteed investment contracts and synthetic guaranteed investment contracts with managed portfolio companies and insurance companies represents the maximum potential credit loss from concentrations of credit risk associated with its investment in these contracts. Other investments for which no quoted market prices are available are valued at fair value as determined by the Trustee based on the advice of its investment consultants.

Administrative Expenses. Administrative expenses are primarily paid by the Company; investment and loan processing fees are paid by affected participants from Plan assets.

Reclassification.    Certain  amounts  in  the   1998   financial
statements  have  been  reclassified  to  conform  to  the   1999
presentation.

4.  INCOME TAX STATUS

      The Internal Revenue Service ruled February 5, 1996, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and therefore the related trust is tax exempt under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Company's tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC. The Plan sponsor reserves the right to make any amendments necessary to maintain the continued qualified status of the Plan and Master Trust.

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              BP AMERICA CAPITAL ACCUMULATION PLAN


            Notes to Financial Statements (continued)


5.  MASTER TRUST

     In 1999 and 1998, all investment assets of the Plan were held in the Master Trust with the assets of other plans of the Company. The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions during each month. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

     As of December 31 and 30, 1999 and December 30, 1998, the Plan's percentage interest in the Master Trust was 95.6%, 95.6% and 95.5%, respectively. The net assets of the Master Trust as of December 31, 1999 and 1998, and changes in net assets of the Master Trust for the year ended December 31, 1999 are as follows:

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              BP AMERICA CAPITAL ACCUMULATION PLAN


            Notes to Financial Statements (continued)


5.  MASTER TRUST (continued)

                       STATEMENT OF NET ASSETS

                        (thousands of dollars)

                                           December 31,   December 31,
                                               1999          1998


Investments
     BP Amoco p.l.c. American
          Depositary Shares ("ADSs")       $   451,516    $   321,149
     Registered investment companies           805,551        668,961
     Common collective trust funds              78,523              -
     Government-backed obligations               5,009         51,244
     Synthetic guaranteed investment contracts 834,402        786,487
     Guaranteed investment contracts            59,410        152,231
     Money market investments                   13,476         39,372
     Loans to participants                      11,144         14,322

       Total investments                     2,259,031      2,033,766

Dividends and interest receivable                7,778         11,803
Contributions receivable                         3,777          4,810

       Total assets                          2,270,586      2,050,379

Operating payables                              (3,135)       (10,297)

       Net assets                          $ 2,267,451    $ 2,040,082


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              BP AMERICA CAPITAL ACCUMULATION PLAN


            Notes to Financial Statements (continued)


5.  MASTER TRUST (continued)


           STATEMENT OF CHANGES IN NET ASSETS
          FOR THE YEAR ENDED DECEMBER 31, 1999

                 (thousands of dollars)


Additions of assets attributed to:
   Participant contributions               $   36,414
   Rollover contributions                      37,514
   Company contributions                       17,747
   Net realized and unrealized
      appreciation in fair value of
      investments:
         BP Amoco p.l.c. ADSs                 103,330
         Registered investment companies      148,313
   Interest and dividends                      73,669

          Total additions                     416,987

Deductions of assets attributed to:

   Distributions to participants             (189,514)
   Administrative expenses                       (104)

          Total deductions                   (189,618)

Net increase in assets during the year        227,369

Net assets

   Beginning of year                        2,040,082

   End of year                             $2,267,451

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              BP AMERICA CAPITAL ACCUMULATION PLAN


            Notes to Financial Statements (continued)


6.  SUBSEQUENT EVENTS

     Effective as of the close of business on April 6, 2000, the Master Trust was merged into the BP Amoco Master Trust for Employee Savings Plans (the "BP Amoco Master Trust"). The trustee of the BP Amoco Master Trust is State Street Bank & Trust Company.

     Effective  April 7, 2000, the Plan was merged  with  the  BP
Amoco Employee Savings Plan. In connection with the merger of the Plan, certain participants were transferred to the BP Amoco
DirectSave Plan or BP Amoco Partnership Savings Plan.

              BP AMERICA CAPITAL ACCUMULATION PLAN




                            Exhibits









Exhibit No.                                    Description


    23                      Consent of Independent Auditors

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